Exhibit 99.1

LICENSE AGREEMENT
between Novo Nordisk A/S, a Danish public limited company with its principal place of business at Novo Allé, DK-2880 Bagsvaerd, Denmark (hereinafter referred to as “NN”) and Transition Therapeutics, Inc., an Ontario company with its principal place of business at 415 Yonge Street, Toronto, Ontario, Canada and Waratah Pharmaceuticals Inc., a Canadian company with its principal place of business at 415 Yonge Street, Toronto, Ontario, Canada (hereinafter collectively referred to as “TT”). NN and TT are hereinafter also referred to individually as “Party” and collectively as “Parties.”
WITNESSETH:

WHEREAS	TT owns or controls patents, patent applications, and know-how related to the clinical use of [Text has been redacted] for use in the treatment, prevention, intervention and diagnosis of diseases and conditions in humans and has the right to grant rights and licenses thereunder as set forth herein; and

WHEREAS	NN has expertise within clinical development of therapeutic products and protein technology and desires to obtain an exclusive license from TT to the aforementioned technology; and

WHEREAS	NN and TT executed a Research and Option Agreement on November 3, 2003, as amended on June 28, 2004 (the “Research and Option Agreement”), agreeing to negotiate a license based on an appended Heads of Agreement in the event that NN exercised its Option under the Research and Option Agreement during the Option Period; and

WHEREAS	NN exercised its Option on June 23, 2004, and the Parties have been negotiating the terms of such license in good faith based on the Heads of Agreement; and

WHEREAS	The Parties now wish to enter into this License Agreement (the “Agreement”) based on the terms and conditions below;
NOW, THEREFORE, NN and TT hereby agree as follows:
1.	DEFINITIONS

For the purpose of this Agreement the following terms shall have the following meanings (unless defined elsewhere in this Agreement):

1.1	The term “Affiliate” shall mean any company, corporation, business, partnership, foundation, proprietorship, association or other entity, which directly or indirectly

a) is controlled by a Party;
b) controls a Party, or
c) is controlled by any person or entity that controls a Party.
For the purpose of this definition, “control” shall mean the legal power to direct or cause the direction of the general management and the policies of such entity.

1.2	[Text has been redacted]

1.3	[Text has been redacted]

1.4	[Text has been redacted]

1.5	[Text has been redacted]

1.6	[Text has been redacted]

1.7	The term “Joint Patents” shall mean patents necessary for the research, use, sampling, development, promotion, manufacturing, marketing, offering for sale, import, export, distribution, sale, and other disposition of Product in the Field that are jointly developed by TT and NN during the course of the Agreement. The determination of inventorship shall be made in accordance with applicable laws relating to inventorship set forth in the patent laws of the United States (Title 35, United States Code), and the Parties shall each require all of its employees to execute formal assignments assigning jointly invented intellectual property to TT and NN jointly. Joint patents and patent applications shall be listed in Appendix B to the Agreement, which may be amended from time to time based on mutual agreement of the Parties.

1.8	The term “Joint Know-How” shall mean all tangible and intangible inventions, technology, trade secrets, data, processes, methods, and materials, jointly developed by TT and NN during the course of the Agreement, that are necessary for the research, use, sampling, development, promotion, manufacturing, marketing, offering for sale, import, export, distribution, sale, and other disposition of Product in the Field. Joint Know-How shall not include Joint Patents, TT Patents, and TT Know-How.

1.9	The term “NN Patents and Know-How” shall mean any patents and know-how developed independently by NN or its Affiliates.

1.10	The term “Net Sales” shall mean:

1.10.1	all gross proceeds received by NN, its Affiliates and its sublicensees from sales or other commercial disposition of Product to a non-affiliated third party, less those of the following actually incurred by NN as an element of sales of a Product:
a) direct credits, allowances or adjustments that are customary to the trade for prescription pharmaceuticals and that are customary to similar prescription products promoted by NN, including, without limitation, credits and allowances on account of price adjustments or on account of rejection, recall or return of Product previously sold;
b) non reimburseable taxes of sales, excise, turnover, value added, or similar taxes and customs duties imposed by a regulatory body upon the production, importation, use or sale of and paid by the seller;
c) applicable transportation charges, including insurance and other handling charges that are customary in the trade for prescription pharmaceuticals; and
d) the cost of goods associated with any special delivery device developed by NN or on behalf of NN included as part of the sale of Product subject to the Net Sales calculation.
The cost of goods in d) shall be determined in accordance with generally accepted accounting principles applied on a consistent basis by NN in accordance with customary industry practices, and the cost of goods in d) deducted from the gross proceeds of sales of Product shall not be more than ten percent (10%) of the invoiced amount of the Product.

1.10.2	[Text has been redacted]

[Text has been redacted]
1.11	The term “Product” shall mean any product in final dosage form for use in the Field, the making, using, importation, exportation, offer for sale, or sale of which uses TT Know-How, and/or Joint Know-How or would infringe, in the absence of the license granted under this Agreement, any unexpired Valid Claim of a TT Patent or Joint Patent.

1.12	The term “TT Know-How” means all tangible and intangible inventions, technology, trade secrets, data, processes, methods, and materials, that TT or its Affiliates own, control, or have a license to as of the Effective Date or during the Term, that are necessary for the research, use, sampling, development, promotion, manufacturing, marketing, offering for sale, import, export, distribution, sale, and other disposition of Product in the Field, and which TT has the right to license or sublicense, TT Know-How shall not include TT Patents, Joint Patents, and Joint Know-How.

1.13	The term “TT Patents” shall mean TT patents and patent applications TT owns, controls or has a license to as of the Effective Date and during the Term, that are necessary for the research, use, sampling, development, promotion, manufacturing, marketing, offering for sale, import, export, distribution, sale, and other disposition of Product in the Field that TT or its Affiliates own, control, or have a license to as of the Effective Date or during the Term. TT patents and patent applications shall be listed in Appendix B to the Agreement, which may be amended from time to time based on mutual agreement of the Parties.

1.14	The term “Valid Claim” shall mean a claim of an unexpired, granted TT Patent or Joint Patent that has not: (i) been disclaimed, withdrawn, cancelled, or abandoned; or (ii) been finally rejected or held invalid by a decision of a patent-granting authority beyond right of review or appeal; or (iii) been held invalid or unenforceable in an unappealable decision of a court or competent body having jurisdiction (including a decision which was appealable, but which was not timely appealed).

2.	GRANT OF LICENSE

2.1	TT grants NN a worldwide, exclusive, sublicensable right and license to TT Patents, TT Know-How, and TT’s rights to Joint Patents and Joint Know-How to conduct research with, use, sample, develop, promote, manufacture, market, offer to sell, import, export, distribute, sell, have sold, and otherwise dispose of Product in the Field.

2.2	[Text has been redacted]

2.3	[Text has been redacted]

3.	INITIAL RESEARCH AND DEVELOPMENT PROGRAM

3.1	[Text has been redacted]

4.	UPFRONT FEE AND EQUITY INVESTMENT

4.1	In consideration of the license granted under the Agreement, NN will pay to TT an upfront cash payment of [Text has been redacted]

4.2	NN shall also make an equity investment in Transition Therapeutics, Inc. of six million Canadian Dollars ($6,000,000 CAN) at a price per share of one Canadian Dollar and twenty cents ($1.20 CAN), the further terms and conditions of which will be described in a separate subscription agreement between Transition Therapeutics, Inc. and NN.

5.	MILESTONE FEES

5.1	In consideration of the license granted under the Agreement, NN will pay the following milestone payments, within thirty (30) days of each milestone being met, for any Product developed:
5.1.1	Milestone 1: [Text has been redacted]

5.1.2	Milestone 2: [Text has been redacted]

5.1.3	[Text has been redacted]

5.1.4	Milestone 4: [Text has been redacted]

[Text has been redacted]
5.1.5	[Text has been redacted]

5.1.6	Milestone 6: [Text has been redacted]

5.1.7	Milestone 7: [Text has been redacted]

5.1.8	Milestone 8: [Text has been redacted]
5.2	[Text has been redacted]

5.3	[Text has been redacted]

5.4	[Text has been redacted]

5.5	[Text has been redacted]

5.6	NN shall pay to TT the following commercial milestones for worldwide annual Net Sales reaching:
5.6.1	[Text has been redacted]

5.6.2	[Text has been redacted]

5.6.3	[Text has been redacted]
6.	ROYALTY FEES

6.1	In consideration of the license granted under this Agreement, NN will pay TT thirty (30) days post each quarter the following patent royalties on a country by country basis under TT Patents and Joint Patents for the annual Net Sales of any Product in the current calendar year:
[Text has been redacted]
6.2	In consideration of the license granted under this Agreement to TT Know-How and Joint Know-How, NN will pay TT the following royalties for the annual Net Sales of Product for ten (10) years after the first commercial sale on a country by country basis of such a Product which uses TT Know-How and Joint Know-How:

[Text has been redacted]

6.3	The patent and know-how royalty payments in accordance with Sections 6.1 and 6.2 are not additive. NN shall pay the highest royalty rate applicable only on a country by country basis. If the TT and/or Joint Patents expire earlier than ten (10) years after first sale of Product, after the date of the expiry of all the TT and/or Joint Patents NN shall pay Know-How royalties in accordance with Section 6.2 until such ten (10) year period runs.

6.4	[Text has been redacted]

6.5	[Text has been redacted]

7.	ROYALTY TERM

7.1	NN’s obligation to pay royalties for all Product shall expire on a country by country basis on the expiration date of the last-to-expire TT Patent or Joint Patent with a Valid Claim which would be infringed, in the absence of the license granted under this Agreement, by the making, using, importation, exportation, offer for sale, or sale of the Product or ten (10) years from the first sale of Product, whichever is longer.

8.	GENERIC PRODUCTS

8.1	[Text has been redacted]

9.	IMPROVEMENTS

9.1	TT shall own any and all independently developed improvements and/or inventions related to Product developed within Field by TT. The Parties agree that all such TT improvements and/or inventions shall become a part of the licenses granted hereunder and subject to the terms and conditions of this Agreement.

9.2	[Text has been redacted]

9.3	[Text has been redacted]

10.	DISCLOSURE OF KNOW-HOW

10.1	To the extent it has not already done so, TT shall disclose all TT Know-How to NN within thirty (30) days after the Effective Date.

10.2	The Parties are obligated to promptly exchange information and data on Joint Patents and Joint Know-How.

11.	DEVELOPMENT AND REGISTRATION

11.1	[Text has been redacted]

[Text has been redacted]

11.2	NN shall use commercially reasonable efforts consistent with industry standards for a company of comparable size to NN and shall be solely responsible for developing Product. NN shall conduct, at its expense, any pre-clinical and clinical trials necessary to receive and maintain registrations to sell Product in commercially feasible markets of NN’s choosing.

11.3	[Text has been redacted]

11.4	[Text has been redacted]

11.4.1	[Text has been redacted]

11.4.2	[Text has been redacted]

12.	MARKETING

12.1	NN shall employ resources in developing, registering, promoting, marketing and selling Product that are consistent with its activities with respect to its other products of similar commercial potential and product profile, and it shall be solely responsible for developing and implementing a marketing plan for Product. All costs and expenses in connection with the marketing, advertising and promoting of Product shall be borne by NN. The Parties shall determine resource levels when appropriate under NN marketing plans, and at least a year before launch of Product.

13.	GOVERNANCE

13.1	The Parties shall form a Joint Steering Committee consisting of three (3) members from each Party. The Joint Steering Committee will be responsible for overseeing and establishing procedures for monitoring and assessing the research, development and registration of Product [Text has been redacted]

13.2	[Text has been redacted]

14.	TERM OF THE AGREEMENT

14.1	The Agreement shall commence on the date of the last of the Parties to sign (the “Effective Date”).

14.2	The Agreement shall expire on the date of the last TT Patent or Joint Patent which would be infringed by the sale of Product in the absence of the license under this Agreement to expire on a country-by-country basis, or ten (10) years after first sale of a Know-How Product as provided herein, whichever is later, after which NN retains an exclusive, fully-paid up, royalty free right and license even as to TT (the “Term”).

15.	TERMINATION

15.1	[Text has been redacted]

15.2	[Text has been redacted]

15.3	[Text has been redacted]

15.4	Either Party can terminate the Agreement for material breach if not remedied within one hundred eighty (180) days of written notice of material breach.

15.5	[Text has been redacted]

15.6	[Text has been redacted]

15.7	Either NN or TT may terminate the Agreement by providing thirty (30) days prior written notice if the other Party is declared insolvent or upon the bankruptcy of either Party. NN may terminate the Agreement if TT makes a voluntary assignment into bankruptcy or if a petition for a receiving order is issued against TT or if a privately-appointed or Court-appointed receiver or receiver and manager is appointed over assets, property, and undertakings of TT. [Text has been redacted]

[Text has been redacted]

15.8	Article 9, Sections 15.3, 15.6, 15.7, and Articles 22, 23, and 24 of this Agreement shall survive termination of the Agreement, together with any additional provisions necessary for their implementation and administration.

16.	ASSIGNMENT

16.1	Neither Party can assign the Agreement without the other Party’s prior written consent. Notwithstanding the foregoing, NN can sublicense or assign the Agreement to any Affiliate of NN provided that NN guarantees due performance of its obligations under the Agreement by such Affiliate or sublicensee, and TT can assign this Agreement to an Affiliate of TT and/or to any purchaser of all or substantially all of the stock or assets of TT, provided that TT guarantees due performance of its obligations under the Agreement by such Affiliate and/or purchaser of all or substantially all of the stock or assets of TT. [Text has been redacted]

17.	INDEPENDENT PARTY

17.1	[Text has been redacted]

18.	QUALITY CONTROL AND MANUFACTURING

18.1	TT shall provide NN with start-up assistance for all activities related to quality control and manufacturing. NN shall reimburse TT’s expenses for all such activities related thereto. TT shall provide samples and documentation from existing production batches and agrees not to distribute any such samples and/or documentation further to any third parties.

19.	REGISTRATION

19.1	Upon the request of NN, TT shall transfer to NN any IND / CTC or equivalent.

20.	TRADEMARK

20.1	NN shall select and own the trademarks for marketing Product. All expenses for (a) registration of such trademarks and (b) bringing, maintaining, and prosecuting any action to protect or defend such trademarks, shall be borne by NN, and NN shall retain all recoveries therefrom.

21.	PATENTS

21.1	[Text has been redacted]

21.2	NN shall be solely responsible, as it shall determine, for the filing and prosecution of any and all Joint Patent applications, and NN Patent applications (including opposition and interference proceedings) and for the maintenance of any patents related to Joint Patents and NN Patents. Upon NN’s reasonable request and at no out-of-pocket expense to TT, TT shall render such reasonable assistance, execute any documents and do such other acts as may be reasonably necessary in connection with such prosecution or maintenance of any such Joint Patents by NN.

21.3	The Parties will cooperate fully in the preparation, filing, prosecution and maintenance of patent applications and patents under Joint Patents. Each party shall provide to the other prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosecution or maintenance of any Joint Patents.

21.4	Each Party shall promptly notify the other party in writing of any alleged or threatened infringement of any TT Patents or Joint Patents. Upon receipt of such written notice, the Parties shall confer regarding all available evidence of infringement or attack, and the manner of addressing such infringement or attack. The Parties may agree to pursue the matter jointly.

21.5	[Text has been redacted]

[Text has been redacted]

21.6	[Text has been redacted]

21.7	[Text has been redacted]

21.8	In the event that TT, in its sole discretion, elects not to prosecute or maintain any TT Patents or Joint Patents owned by TT, TT shall provide NN with written notice of such election, in which case, NN shall have the right, but not the obligation, to assume responsibility for prosecuting or maintaining such TT Patents or Joint Patents at NN’s expense, in NN’s name. Upon NN’s reasonable request and at no out-of-pocket expense to TT, TT shall render such reasonable assistance, execute any documents and do such other acts as may be reasonably necessary in connection with such prosecution or maintenance of any such TT Patents or Joint Patents by NN.

21.9	In the event that NN, in its sole discretion, elects not to prosecute or maintain any Joint Patents, NN shall provide TT with written notice of such election, in which case, TT shall have the right, but not the obligation, to assume responsibility for prosecuting or maintaining such Joint Patents at TT’s expense, in TT’s name. Upon TT’s reasonable request and at no out-of-pocket expense to NN, NN shall render such reasonable assistance, execute any documents and do such other acts as may be reasonably necessary in connection with such prosecution or maintenance of any such Joint Patents by TT.

22.	INDEMNIFICATION AND LIMITED LIABILITY

22.1	With respect to the performance of NN activities under this Agreement, and all Products commercialized by NN hereto, NN agrees to indemnify and save harmless TT, its directors, officers, shareholders, their employees, and agents, from and against, and be responsible for all claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings made, brought, or prosecuted, by third parties arising out of NN’s activities under this Agreement or relating to such commercialization (including the manufacture, use, marketing, distribution, sale and promotion of Product(s)), including product liability claims unless such claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings arise from the negligence or wilful misconduct of TT or breach of this Agreement by TT, its directors, officers, shareholders, their employees, and agents. Further, NN agrees to indemnify and save harmless TT, its directors, officers, shareholders, their employees, and agents, from and against, and be responsible for all claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings made, brought, or prosecuted, by third parties arising out of the breach by NN of any of its representations or warranties under this Agreement, unless such claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings arise from the negligence or wilful misconduct of TT or breach of this Agreement by TT, its directors, officers, shareholders, their employees, and agents.

22.2	TT agrees to indemnify and save harmless NN, its directors, officers, shareholders, their employees, and agents, from and against, and be responsible for all claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings made, brought, or prosecuted, by third parties arising out of the breach by TT of any of its representations or warranties under this Agreement, and any activities of TT under this Agreement, unless such claims, demands, losses, costs (including attorney costs), damages, actions, suits or proceedings arise from the negligence or wilful misconduct of NN or breach of this Agreement by NN, its directors, officers, shareholders, their employees, and agents.

22.3	Each Party shall provide prompt written notice to the other of any actual or threatened claim, demand or loss of which the other becomes aware; provided that the failure to provide prompt written notice shall not affect the rights of the indemnified party so long as the failure to give prompt notice does not adversely affect the indemnifying party’s ability to defend such a claim against a third party. In the event of any such actual or threatened claim, demand or loss, each Party shall provide the other information and assistance as the other shall reasonably request for purposes of defense and each Party shall receive from the other all necessary and reasonable cooperation in such defense including, but not limited to, the services of employees of the other Party who are familiar with the transactions or occurrences out of which any such claim, demand or loss may have arisen. No Party shall have the right to settle any claim or agree to the entry of any judgment or other relief without the prior consent of the other Party, which consent shall not be unreasonable withheld.

22.4	NEITHER PARTY SHALL HAVE ANY LIABILITY TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY, PUNITIVE OR INCIDENTAL DAMAGES SUFFERED BY SUCH OTHER PARTY AND ARISING OUT OF OR RELATED TO THIS AGREEMENT, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE), INCLUDING, WITHOUT LIMITATION, LOST PROFITS, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

22.5	During the term of this Agreement, the Parties agree to obtain and maintain appropriate insurance coverage with reputable and financially secure insurance carriers to cover its activities under the Agreement.

23.	GOVERNING LAW AND DISPUTE RESOLUTION

23.1	Both Parties will use commercially reasonable efforts to settle all matters in dispute amicably. All disputes and differences of any kind related to this Agreement, which cannot be solved amicably by the Parties, shall first be submitted for dispute resolution to the Chief Science Officer of NN and the Chief Executive Officer of TT.

23.2	All disputes that cannot be resolved under the mechanism described in Section 23.1 shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules.

23.3	The arbitration shall take place in New York, New York and shall be conducted in the English language. The award of the arbitrators shall be final and binding on both Parties. The Parties bind themselves to carry out the awards of the arbitrators.

23.4	This Agreement shall be construed and interpreted pursuant to the laws of the State of New York to the exclusion of any rule that would refer the subject matter to another forum. The English wording in this Agreement shall prevail.

24.	CONFIDENTIALITY

24.1	Confidential Information” shall mean all information disclosed under this Agreement, whether written, tangible, oral, or in any other form, pertaining to either Party’s business or the activities under this Agreement, whether developed or acquired hereunder and whether kept in its original form.

24.2	Confidential Information shall include but not be limited to: materials, presentations, analyses, studies, chemical structures, assays, specifications, experimental work, technical and manufacturing processes and techniques, trade secrets, technology plans and designs, patent applications, clinical data, strategic and marketing information, financial information, forecasts and plans, customer and vendor lists, prices of products, research and business terms with customers and suppliers and other tangible and intangible information or other information about the business of either Party and/or its Affiliates or the activities under this Agreement.

24.3	The receiving Party is entitled to use Confidential Information only for the purposes of this Agreement.

24.4	The receiving Party is entitled to disclose the Confidential Information only to its own employees, provided that such employees require access to the Confidential Information for the purposes of the Agreement (hereinafter referred to as “Authorized Employees”), and to Authorized Employees of its subsidiaries and affiliates.

24.5	The Parties understand and agree that during the Term of this Agreement and for a period of 5 (five) years after the termination or expiration of this Agreement, such Confidential Information
(a) shall not be used, directly or indirectly, for activities unrelated to the purposes of this Agreement without the prior, express written consent of the disclosing Party in each individual case, and
(b) shall not be disclosed or made available, directly or indirectly, to anyone other than Authorized Employees, without the prior, express written consent of the disclosing Party in each individual case.
24.6	Notwithstanding any other provision of this Agreement, the receiving Party shall neither be liable for disclosure and/or use of Confidential Information nor for breach of Section 24.5 hereof, if the receiving Party can produce written or other tangible evidence that the same:
(a) is, at the time of the disclosure hereunder in the public domain, or subsequently enters the public domain through no breach of this Agreement,
(b) can be shown by the receiving Party to have been in its possession at the time of disclosure hereunder,
(c) is lawfully acquired by the receiving Party from a third party under no obligation of confidentiality to the disclosing Party,

(d) is independently developed by an employee of the receiving Party or its subsidiaries without reference to or reliance upon Confidential Information disclosed by the other Party, or
(e) is required to be disclosed by law, or by order of a court of competent jurisdiction; provided, however, that the receiving Party shall provide the disclosing Party with notice as soon as possible enabling the disclosing Party to contest such potential use or disclosure.
25.	REPRESENTATIONS AND WARRANTIES

25.1	NN represents and warrants to and covenants with TT that:
(a) NN is a corporation duly organized, validly existing and in corporate good standing under the laws of Denmark; and
(b) NN has the corporate and legal right, title, authority and power to enter into this Agreement; and
(c) NN has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and
(d) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of NN, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and
(e) the performance of its obligations under this Agreement will not conflict with or result in a breach of any agreements, contracts or other arrangements to which it is a party; and
(f) NN will not during the term of this Agreement enter into any agreements, contracts or other arrangements that would prevent NN from meeting its obligations or adversely impact TT’s rights under this Agreement; and
(g) NN will comply with all applicable laws, regulations and guidelines in connection with the exercise of NN’s license rights under this Agreement.
25.2	TT represents and warrants to and covenants with NN that:
(a) Transition Therapeutics, Inc. and Waratah Pharmaceuticals, Inc. are corporations duly organized, validly existing and in corporate good standing under the laws of Ontario and Canada, respectively; and

(b) TT has the corporate and legal right, title, authority and power to enter into this Agreement; and
(c) TT has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and
(d) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of TT enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or, at law); and
(e) the performance of its obligations under this Agreement will not conflict with or result in a breach of any agreements, contracts or other arrangements to which it is a party; and
(f) TT will not after the Effective Date enter into any agreements, contracts or other arrangements that would prevent it from meeting its obligations or adversely impact NN’s rights under this Agreement;
(g) TT will comply with all applicable laws, regulations and guidelines in connection with the performance of TT’s obligations under this Agreement; and
(h) [Text has been redacted]
(i) As of the Effective Date, to the best of its knowledge TT has communicated to NN all information in its possession or of which it is aware which affect the enforceability or validity of the TT Patent Rights, including, but not limited to prior publications or patents, public use or sale, and prior invention or knowledge, and further, to the best of TT’s knowledge as of the Effective Date, TT has communicated to NN all information in its possession or of which it is aware concerning any published or unpublished patent rights of third parties, domestic or foreign, which would be infringed by NN in conducting its activities contemplated in accordance with this Agreement, excluding NN’s patent rights, and that if TT becomes aware of such information, it will promptly advise NN.
26.	MISCELLANEOUS PROVISIONS

26.1	Except as otherwise may be required by law or regulation, neither Party shall make any public announcement, written or oral, concerning this Agreement or the subject matter hereof, without the prior written approval of the other Party. Attached hereto as Appendix

F is an approved form of a press release to be issued by TT upon the execution and delivery of this Agreement.

26.2	Neither party shall be in default because of any failure to perform this Agreement if such failure arises from causes beyond the control of such Party (“the First Party”) and without the fault or negligence of such First Party, including without limitation, acts of God or of the public enemy, acts of the Government in either its sovereign or contractual capacity, fires, floods, earthquakes, epidemics, quarantine restrictions, strikes, freight embargoes or unusually severe weather (“Force Majeure”). In each instance, the failure to perform must be beyond the reasonable control and without the fault or negligence of the First Party. If it appears that performance under this Agreement may be delayed by an event of Force Majeure, the First Party will immediately notify the other party as soon as practicable in writing at the address specified in this Agreement. During the period that the performance by one of the Parties of its obligations under this Agreement has been suspended by reason of an event of Force Majeure, the other Party may likewise suspend the performance of all or part of its obligations hereunder to the extent that such suspension is commercially reasonable.

26.3	No forbearance, delay or indulgence by either Party in enforcing the provisions of this Agreement shall prejudice or restrict the rights of that Party, nor shall any waiver of its rights operate as a waiver of any subsequent breach, and no right, power or remedy herein conferred upon or reserved for either Party is exclusive of any other right, power or remedy available to that Party.

26.4	This Agreement and the Appendices hereto constitute the entire agreement between the Parties and supersede all prior oral and written agreements, understandings or arrangements relating to the subject matter hereof, including the Heads of Agreement entered into among the Parties on June 28, 2004. No addition to or modification of any provision of this Agreement shall be binding upon the Parties, unless made in writing and signed by a duly authorized representative of each of the Parties.

26.5	All notices or other communication hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, faxed with receipt acknowledged (and with a confirmation copy also sent by registered mail, return receipt requested), or delivered by a recognized commercial courier service with receipt acknowledged, postage prepaid, as follows:

If to NN:	Novo Nordisk A/S
Novo Allé
DK-2880 Bagsvaerd
Denmark

Attn: Chief Science Officer & Executive Vice President
Research & Development
Facsimile: +45 44 42 72 80

With a copy to:	Novo Nordisk Legal Department
Novo Allé
DK-2880 Bagsvaerd
Denmark

Facsimile: +45 4498 0670

and

Senior Vice President, Discovery
Novo Allé DK-2880 Bagsvaerd
Denmark

Facsimile: 45 4444 45 65:

If to TT:	Transition Therapeutics, Inc.
415 Yonge Street
Toronto, Ontario

Canada

Attn: Chief Executive Officer
Facsimile: (416) 260-2886
or to such other addresses as the addressee may have specified in a notice duly given to the sender as provided herein. Such notices or other communication will be deemed effective as of the date so delivered (either personally or by courier service) or faxed.
26.6	The Parties agree that, if any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such provision shall be enforced to the maximum extent permitted by law and the Parties’ fundamental intentions hereunder, and the remaining provisions hereof shall not be affected, impaired or invalidated and shall continue in full force and effect.

26.7	The headings contained herein are for reference only and shall not be considered a part of this Agreement, nor shall they in any way affect the interpretation hereof.

26.8	This Agreement has been submitted to the scrutiny of both Parties and their counsel and shall be given a fair and reasonable interpretation in accordance with the words hereof, without consideration or weight being given to its being drafted by or for one of the Parties.

IN WITNESS HEREOF the Parties have executed and delivered this License Agreement,

Date: 20/8/2004	Date: 20/8/2004

TRANSITION THERAPEUTICS, INC:	NOVO NORDISK A/S:

/s/ Tony Cruz	/s/ Mads Krogsgaard Thomsen

By: Tony Cruz	By: Mads Krogsgaard Thomsen
Title: Chief Executive Officer	Title: Executive Vice President and Chief Science Officer

Date: 20/8/2004

WARATAH PHARMACEUTICALS, INC:

/s/ Tony Cruz

By: Tony Cruz
Title: Chief Executive Officer
Date: 20/8/2004

APPENDIX A
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APPENDIX B
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[Text has been redacted]

[Text has been redacted]

[Text has been redacted]

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APPENDIX C
(Joint Research Program)
(See Section 3.1)

APPENDIX D
[Text has been redacted]

APPENDIX E
[Text has been redacted]

[Text has been redacted]

Appendix F
[Text has been redacted]

[Text has been redacted]

[Text has been redacted]

FIRST AMENDMENT
This first amendment (“First Amendment”) made and effective this 18th day of July 2006 (“Amendment Date”), is by and between Novo Nordisk A/S, having its principal place of business at Novo Alle, DK-2880, Bagsvaerd, Denmark (hereinafter “NN”) and Transition Therapeutics Inc., and its wholly owned subsidiary Waratah Pharmaceuticals Inc., having their principal place of business at 101 College Street, Suite 220, Toronto, Canada, M5G 1L7 (hereinafter collectively referred to as “TT”).
WHEREAS NN and TT entered into a License Agreement effective August 20, 2004 (“License Agreement”) wherein subject to the terms and conditions of the License Agreement, TT granted NN a worldwide, exclusive, sublicensable right and license to certain TT intellectual property in a Field;
AND WHEREAS NN and TT wish to amend certain terms and conditions of the right and license granted to NN in accordance with the License Agreement, especially in relation to such right and license no longer including glucagon-like peptide-1 (GLP-1) receptor binding ligands.
In consideration of the foregoing premises, the Parties agree to amend the License Agreement as follows:
1.	Section 1.2 is replaced with the following:

[“redacted”]

2. Section 1.6 is amended by [“redacted”]

3. Section 1.10.2 is amended by [“redacted”]

4.	Section 1.11 is amended by adding “INT” between “any” and “product” in the first line.

5.	Appendix B and Appendix D of the License Agreement are deleted. Appendix B is replaced with the attached Appendix B’, which is incorporated by reference in the License Agreement and forms a part thereof.

6.	Sections 2.2 and 2.3 are deleted.

7.	Section 3.1 is amended as follows”

The following is deleted from Section 3.1:

“Two hundred fifty thousand US Dollars ($250,000 USD) on January 31, 2006 Two hundred fifty thousand US Dollars ($250,000 USD) on June 30, 2006”

The following is added at the end of Section 3.1:

“NN and TT acknowledge that the research program has been completed and agree that any amounts received by TT for conducting the research program which were not expended in the research program and are remaining as and from December 31, 2005 shall be applied to reimburse TT for its costs associated with TT Patents filed prior to the Effective Date.

8.	Article 3 is amended by adding the following new Section 3.2:

“3.2 NN shall fund a TT research and development program to be conducted by TT at the rate of five hundred thousand US Dollars ($500,000 USD) per year for a minimum of 1 year. Such TT research and development program shall be initiated by TT after the Amendment Date. Payment for the TT research and development program shall be made as follows:

Two hundred fifty thousand US Dollars ($250,000 USD), which amount was paid on January 31, 2006 Two hundred fifty thousand US Dollars ($250,000 USD) on June 30, 2006

TT shall own any and all information, results, data, intellectual property, and know-how from the TT research and development program.

9.	Section 5.1.1 is replaced with the following:

“Milestone 1: Within thirty (30) days of the Amendment Date (cf. Section 5.3(a) below), NN shall pay TT a milestone payment of five hundred thousand US dollars ($500,000 USD) [“redacted”]

10.	Sections 5.2, 5.4, 5.5, and 6.5 are deleted.

11.	Section 5.3 is replaced with the following:

“TT at its discretion may advance and independently fund the clinical development of INT. TT will provide NN with the results of the Phase II INT clinical trials which are being conducted by TT as of the Amendment Date (hereinafter “TT Trials”). [“redacted”]

12. Section 6.1 is amended by deleting “on a country by country basis” in the second line [“redacted”]

13.	The following text is added at the end of Section 9.2

“By entering into this First Amendment the Parties have agreed that the license granted by TT to NN hereunder shall not apply in respect of GLP-1 INT and GLP-1 INT Backups. As a consequence thereof, NN declares and confirms that on and from the Amendment Date NN has no property, right, title, or interest whatsoever, into, over or upon, GLP-1 INT and GLP1-INT Backups and related TT Patents, TT Know-How, Joint Patents, and Joint Know-How. NN further declares and confirms that it shall not at any time hereafter claim or purport to claim directly or indirectly in any manner whatsoever any right, title, interest into, over or upon GLP-1 INT and GLP1-INT Backups and related TT Patents, TT Know-How, Joint Patents, and Joint Know-How. NN hereby sells assigns, transfers and otherwise conveys to TT any of its right, title, and interest in and to GLP-1 INT and GLP1-INT Backups and related TT Patents, TT Know-How, Joint Patents, and Joint Know-How. However, NN shall retain its right, title and interest in and to NN proprietary compounds, including — but not limited to — liraglutide alone or in combination with compounds other than gastrin compounds, associated with the discontinued GLP1-INT and GLP-1 INT Backups. Further, NN shall disclose to TT all results (including but not limited to preclinical monkey and rat toxicity studies) relating to GLP-1 INT and GLP-1 INT Backups developed by NN or its Affiliates and assign to TT all NN’s rights to the joint improvements and or inventions relating to the discontinued GLP-1 INT and GLP-1 INT Backups as of the Effective Date. Notwithstanding the above, NN shall be entitled to use data and results comprising NN proprietary compounds (such compounds including — but not limited to — liraglutide), including in combination with gastrin/CCK receptor binding ligands, for regulatory purposes relating to NN proprietary compounds), if needed, provided such use does not interfere with, or is detrimental to TT’s business.

TT declares and confirms that on and from the Amendment Date TT has no property, right, title, or interest whatsoever, into, over or upon, any joint improvements and/or joint inventions for NN proprietary compounds, including — but not limited to — liraglutide alone or with compounds other than gastrin compounds, associated with the discontinued GLP-1 INT and GLP-1 INT Backups. TT further declares and confirms that it shall not at any time hereafter claim or purport to claim directly or indirectly in any manner whatsoever any right, title, interest into, over or upon any joint improvements and/or joint inventions for NN proprietary compounds, including — but not limited to — liraglutide alone or with compounds other than gastrin compounds, associated with the discontinued GLP-1 INT and GLP-1 INT Backups. TT hereby sells assigns, transfers and otherwise conveys to NN any of its right, title, and interest in and to any joint improvements and/or joint inventions for NN proprietary compounds, including — but not limited to — liraglutide alone or with compounds other than gastrin compounds, associated with the discontinued GLP-1 INT and GLP-1 INT Backups. Moreover, TT shall disclose and assign to NN all results and joint improvements and/or joint inventions developed by TT or its Affiliates as of the Effective Date relating to NN proprietary compounds, including — but not limited to — liraglutide alone or with compounds other than gastrin compounds, associated with the discontinued GLP-1 INT and GLP-1 INT Backups Further, TT declares and confirms that the license granted in accordance with Section 2.1 includes all TT Patents, TT Know-How, Joint Patents, and Joint Know-How that are necessary for NN to commercialize Product in the Field.

14.	Section 9.3 is replaced with the following:

[“redacted”]

15.	Section 11.3 is replaced with the following:

[“redacted”]

16.	Section 11.4 is replaced with the following

[“redacted”]

17.	Section 21.1 is amended by replacing the last sentence in the section with the following:

[“redacted”]
All other terms and conditions of the License Agreement shall remain in full force and effect.
This First Amendment shall form an integral part of the License Agreement.
All capitalized terms used but not otherwise defined herein shall have their meanings in the License Agreement.

Per:	Novo Nordisk A/S	Per:	Transition Therapeutics Inc.
	/s/ Mads Krogsgaard Thomsen		/s/ Tony Cruz

Name:	Mads Krogsgaard Thomsen	Name:	Tony Cruz
Title:	CSO, Executive Vice President	Title:	Chief Executive Officer
Date:	June , 2006	Date:	June 29, 2006

		Per:	Waratah Pharmaceuticals Inc.
/s/ Tony Cruz

		Name:	Tony Cruz
		Title:	Officer
		Date:	June 29, 2006

APPENDIX B
LIST OF TT PATENTS AND JOINT PATENTS
Transition Therapeutics I.N.T. Patent Portfolio
Issued I.N.T. Patents
          [“redacted”]

Transition Therapeutics I.N.T. Patent Portfolio
Pending Patent Applications
          [“redacted”]

Appendix D’
          [“redacted”]